Exhibit 99.1

We continue to benefit from the ongoing strength in travel demand, particularly for luxury properties, and from our exposure to the leisure segment of the business. Our Canadian properties have experienced a solid rebound over last year and our U.S. and international hotels continue to produce considerable RevPAR growth driven by both occupancy and rate increases in most markets. Third quarter 2004 highlights include the following:

•	Operating revenues[1] improved 9.9% to $197.1 million.

•	EBITDA[1] increased 35.4% to $63.5 million. Excluding the $7.4 million provision taken in 2003 related to hurricane damage in Bermuda, EBITDA rose 16.9% in the quarter.

•	Entered into an agreement to manage London’s renowned Savoy Hotel.

•	Sold real estate interests in two resorts for gross proceeds of $387.1 million while maintaining long term-management contracts.

•	Revenue per available room (“RevPAR”) for the comparable owned portfolio improved 17.1%. Occupancy improved 5.6 points (9.2%) and average daily rate (“ADR”) increased 7.1%.

•	Net income of $131.8 million and diluted earnings per share (“EPS”) of $1.66 include a $75.7 million, or $0.95 per share, gain from the two hotel sales in the quarter and a $27.6 million, or $0.35 per share, gain from the sale of Legacy units. 2003 net income and EPS include a $7.4 million provision for hurricane damage. Excluding these items, EPS rose 50% over 2003 levels.

          During the third quarter, our Canadian owned properties performed to expectation however, our overall results were affected by lower than anticipated earnings from our investment in Legacy Hotels Real Estate Investment Trust (“Legacy” or the “Trust”), whose portfolio was impacted by weaker than expected U.S. travel to Canada. In addition, the recent reduction in our ownership position in the Trust also reduced the earnings from this investment.

          As a result of these factors, we expect to be at the lower end of its previous 2004 EBITDA guidance range of $185 – $195 million. This guidance includes approximately $7 million from real estate activities.

          Including the gains from the sale of the Legacy units and the two resorts of $103.3 million ($1.30 per share), net income for the year is now estimated to be between $160 – $166 million and diluted EPS to be in the range of $2.01 – $2.09. The guidance assumes a full-year tax rate of approximately 29%, down slightly from the previous estimate reflecting the sale of Legacy units.

          This is an exciting time for our industry and for our Company. Lodging fundamentals remain solid, particularly for the luxury category where there is minimal new hotel supply expected for several years. Our recently renovated portfolio combined with the long-term strength in the leisure segment of the business ideally position us for above average growth. In particular, we anticipate a substantial improvement in performance in 2005 at our Lake Louise and Boston properties following the completion of their renovation programs as well as at The Fairmont Orchid.

          We remain focused on growing the Fairmont brand. By leveraging the strength of our balance sheet and our growing number of capital partners, we are poised to further expand our portfolio. The addition of London’s Savoy Hotel will provide us with the opportunity to extend our distinctive collection of properties in this critically strategic market, provide the ideal platform for further expansion in Europe and position the Fairmont brand for continued international growth.

William R. Fatt
Chief Executive Officer
October 27, 2004

1	See Non-GAAP Financial Measures on page 11 for reconciliation to generally accepted accounting principles.

Management’s Discussion and Analysis

Management’s discussion and analysis (the “MD&A”) should be read in conjunction with the unaudited consolidated financial statements and notes, which begin on page 12. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 10 of the unaudited consolidated financial statements on page 18.

          We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. We consider income before interest, taxes and amortization (“EBITDA”) to be a meaningful indicator of operations and use it as our primary measure to assess the operating performance of our business segments. It is likely that our calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the unaudited consolidated statements of income as “Operating income before undernoted items.”

          This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate,” “believe,” “expect,” “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found starting on page 41 of the 2003 annual report in the section entitled “Risks and Uncertainties.” There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Industry Update

The solid recovery in the North American hotel industry experienced through the first half of the year has continued. Industry fundamentals continue to improve in both corporate and leisure travel segments with most major markets in the United States generating solid upturn in operating performance over 2003. Luxury hotels continue to show the greatest levels of improvement over 2003. These hotels have generated sizeable increases in occupancy and modest increases in average daily rates (“ADR”).

Financial Highlights

	Three Months Ended September 30		Nine Months Ended September 30
(in millions, except per share data)	2004	2003	2004	2003
Revenues(1)	$207.5	$188.6	$603.8	$545.4
EBITDA(2)	63.5	46.9	160.1	132.5
Net income(3)	131.8	11.6	160.2	64.2
Earnings per share(3)
Basic	1.68	0.15	2.03	0.81
Diluted	1.66	0.15	2.01	0.80
Dividends declared	0.00	0.00	0.04	0.03

(1) In July 2004, The Fairmont Kea Lani Maui and The Fairmont Glitter Bay were sold, which impacted the results for both the quarter-ended and nine months ended September 30, 2004.

(2) In the third quarter 2003, the Company recorded a $7.4 million provision related to the hurricane damage in Bermuda.

(3) 2004 results include after-tax gains on sale of investments and hotel assets totalling $103.3 million, or $1.32 per share ($1.30 on diluted EPS), and 2003 results for the nine months ended September 30 include a $24.4 million (or $0.31 per share) income tax recovery related to a favorable settlement.

FAIRMONT HOTELS & RESORTS INC.

Corporate Developments

On September 13, 2004, we sold 12 million units of Legacy Hotels Real Estate Investment Trust (“Legacy”) for $63 million, realizing a non-taxable gain of $27.6 million. This sale reduced the Company’s equity investment in Legacy to 23.7% from approximately 35%.

          On August 23, 2004, we completed the acquisition of the 16.5% minority interest in Fairmont Hotels Inc. (“Fairmont”), our management company, from Maritz Wolff & Co. for $70 million.

          On July 15, 2004, we sold The Fairmont Kea Lani Maui for gross proceeds of $355 million, realizing an after-tax gain of $67.8 million. The resort will continue to be operated as The Fairmont Kea Lani Maui and will be managed by Fairmont under the existing long-term management contract.

          On July 9, 2004, we sold The Fairmont Glitter Bay to a group of investors for $32 million, resulting in a non-taxable gain of $7.9 million. The resort continues to be managed by Fairmont as The Fairmont Glitter Bay.

          We expect to reinvest a portion of the remaining proceeds from these sales in additional hotels over the course of the next year and continue with our share repurchases.

Results of Operations

THREE MONTHS ENDED SEPTEMBER 30, 2004

We continue to benefit from improving demand from both leisure and business travelers. Our owned portfolio generated significant revenue and EBITDA growth and our management operations have also realized significant gains, both in base and incentive management fees, from the widespread increase in travel.

Hotel Ownership Operations

Revenues from hotel ownership operations were $180.3 million in the third quarter, up $11.7 million, or 6.9% from the prior year, despite the lost revenues from the two hotel sales in July. Strengthening demand was evident throughout the portfolio, particularly in Canada, as travel patterns return to more normal levels after the impact of severe acute respiratory syndrome (“SARS”) on 2003 performance.

          Revenues for the quarter from U.S. and International hotels were flat, due to the sale of the two hotels in July 2004. Excluding the results of these two properties, revenues from U.S. and International hotels were up almost 25%, with several hotels generating double-digit improvements over 2003. We are particularly pleased with these results, considering SARS did not have a significant impact on their results last year and our Bermuda properties have demonstrated a solid recovery following the devastating impact of Hurricane Fabian in September 2003. Revenues generated by our Canadian properties increased 14.6% over 2003 primarily due to the prolonged impact of SARS in 2003.

          RevPAR at the Comparable Owned Hotels1 increased 17.1% to $136.82 in 2004 from $116.85 in 2003. Our aggressive pricing strategy was evident at the U.S. and International properties, generating ADR growth of 9.1%. Our Canadian hotels enjoyed improved occupancy levels compared to 2003, as travel returns following the impact of SARS last year.

          EBITDA from our hotel ownership operations of $50.3 million in 2004 was up $15.3 million, or 43.7%, despite the lost EBITDA from the two hotel sales in July. In 2003 EBITDA was $35.0 million, when the Company recorded a $7.4 million provision related to the hurricane damage in Bermuda. EBITDA generated

Ownership Highlights

The following five properties generated about 70% of third quarter EBITDA:

Banff, Lake Louise & Jasper	Bermuda
In the third quarter, these resorts experienced very strong demand from the tour segment. EBITDA was up 21% from the third quarter of 2003 and 16.6% over 2002. The Fairmont Chateau Lake Louise enjoyed considerable revenue growth as a result of ongoing strength in Asian tour business and the addition of the resort’s new meeting facility and guestrooms.
The business climate in Bermuda has been very strong in 2004. In the third quarter, The Fairmont Hamilton Princess enjoyed strong growth in both ADR and occupancy, as demand was solid from the group meeting and leisure travel segments. As planned, The Fairmont Southampton reopened in April. The speed and strength of the recovery at this property has greatly exceeded our expectations.

1	Comparable Hotels are considered to be properties that were fully open under FHR management for at least the entire current and prior periods. Comparable Owned Hotel statistics exclude properties where renovations have had a significant adverse effect on the properties’ primary operations, or were sold during the period.

2004 THIRD QUARTER REPORT

Management’s Discussion and Analysis (cont’d)

Comparable Owned Hotels

	2004	2003	Variance
Worldwide
RevPAR(1)	$136.82	$116.85	17.1%
ADR(2)	205.99	192.32	7.1%
Occupancy	66.4%	60.8%	5.6 points
Canada
RevPAR	$173.78	$152.77	13.8%
ADR	220.81	207.67	6.3%
Occupancy	78.7%	73.6%	5.1 points
U.S. and International
RevPAR	$96.07	$78.23	22.8%
ADR	181.67	166.49	9.1%
Occupancy	52.9%	47.0%	5.9 points

(1)	RevPAR is calculated as rooms revenues per available room per day.

(2)	ADR is calculated as rooms revenues per occupied room per day.

Exclusions: The Fairmont Southampton; The Fairmont Copley Plaza Boston; The Fairmont Kea Lani Maui (Sold July 2004); The Fairmont Glitter Bay (Sold July 2004).

by the Canadian properties was up considerably over 2003, increasing by almost 22%. This improvement was generated both by increased ADR as well as higher occupancy levels, which have returned to more normal levels following the impact of SARS in 2003.

          Overall, EBITDA margins improved to 27.9%, up from 20.8% in 2003. This improvement was the result of higher ADR and occupancy levels across our owned portfolio this year as well as the impact of the $7.4 provision for hurricane damage on 2003 results.

          Hotel ownership operations also include $1.5 million in equity income from minority equity investments in various managed hotels. This amount is slightly higher than 2003.

          Our equity investment in Legacy generated equity income of $3.7 million in 2004 compared to $2.6 million in 2003.

Real Estate Activities

We did not dispose of any land at our Toronto or Vancouver sites during the third quarter, and we expect no further disposals during the remainder of 2004. The sale of vacation ownership interests contributed $4.4 million in revenues during the quarter. EBITDA generated by real estate activities during the quarter was a loss of $0.6 million, compared to a loss of $1.0 million in 2003.

Management Operations

Fairmont Hotels Inc. (“Fairmont”)

In the third quarter of 2004, revenues under management were $454 million, up $60 million or 15.2% from 2003. Improved operating results at the U.S. and International hotels, new management contracts and a return to more normal occupancy levels in Canada following the impact of SARS in 2003 all contributed to this increase.

          Fairmont earned fee revenues of $14.1 million in the third quarter, a 12.8% improvement over 2003. This increase consists primarily of higher base management fees, which rose commensurate with the increase in revenues under management. Fee revenues included $5.5 million from our owned properties, up $0.7 million from 2003.

          For the Fairmont managed portfolio of Comparable Hotels, RevPAR increased 12.8% to $133.71. RevPAR at the U.S. and International properties was up 10.8% from 2003 due to widespread ADR growth across the city center portfolio as well as strong occupancy growth at our resort properties. RevPAR at the Canadian properties was up 14.6% as ADR improved by 10.7%. When measured in Canadian dollars, RevPAR increased approximately 9% over 2003.

FAIRMONT HOTELS & RESORTS INC.

Comparable Fairmont Managed Hotels

	2004	2003	Variance
Worldwide
RevPAR	$133.71	$118.58	12.8%
ADR	194.17	177.71	9.3%
Occupancy	68.9%	66.7%	2.2 points
Canada
RevPAR	$137.64	$120.15	14.6%
ADR	184.41	166.60	10.7%
Occupancy	74.6%	72.1%	2.5 points
U.S. and International
RevPAR	$129.66	$116.99	10.8%
ADR	206.08	190.94	7.9%
Occupancy	62.9%	61.3%	1.6 points

Exclusions: The Fairmont Southampton; The Fairmont Olympic Hotel, Seattle; The Fairmont Turnberry Isle Resort & Club, Miami

          Fairmont generated third quarter EBITDA of $8.2 million in 2004, down from $8.6 million in the prior year. EBITDA margin also decreased to 58.2% from 68.8% in 2003. The drop in margins is due in part to the impact of the appreciation of the Canadian dollar on management expenses, the majority of which are incurred in Canadian dollars, and to the introduction of a key employee long-term incentive plan beginning in 2004.

Delta Hotels Limited (“Delta”)

Revenues under management were $105 million, a 15.5% increase from 2003, while management fee revenues were $3.5 million versus $3.0 million in 2003. This increase in revenues is directly related to Delta’s increase in revenues under management.

          RevPAR for Delta’s Comparable Hotels increased 18.2% over 2003 due primarily to the impact of SARS on the prior year’s results. When measured in Canadian dollars, RevPAR was up approximately 12% over 2003.

Comparable Delta Managed Hotels

	2004	2003	Variance
RevPAR	$76.74	$64.95	18.2%
ADR	103.21	96.83	6.6%
Occupancy	74.3%	67.1%	7.2 points

Exclusions: none

Other Items

Revenues and Expenses from
Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties.

Amortization

Amortization expense was $16.8 million in 2004 compared to $17.5 million in 2003. This decrease is due to the sale of the two hotels in July 2004, which offset an increase in amortization consistent with higher levels of capital spending and the appreciation of the Canadian dollar.

Interest Expense, Net

Net interest expense of $6.7 million was down from $8.9 million in 2003. This decrease was due primarily due to the reduction in long-term debt resulting from the sale of The Fairmont Kea Lani Maui and The Fairmont Glitter Bay.

2004 THIRD QUARTER REPORT

Management’s Discussion and Analysis (cont’d)

Gains on Sales of Investments and Hotel Assets

On September 13, 2004, the Company sold 12 million units of Legacy, resulting in a $27.6 million gain.

          In July 2004, the Company completed the sale of two of its real estate interests in hotel properties. The sale of The Fairmont Kea Lani Maui generated a pre-tax gain of $108.7 million, and The Fairmont Glitter Bay sale netted a $7.9 million gain.

Income Tax Expense (Recovery)

Income tax expense for the quarter was $52.4 million versus $8.9 million in 2003. This increase is attributable to the taxes arising from the gain on sale of The Fairmont Kea Lani Maui. Our effective tax rate in the third quarter was 28.4%. For 2004, we expect our effective tax rate to be approximately 29%.

NINE MONTHS ENDED SEPTEMBER 30, 2004

Hotel Ownership Operations

Revenues from hotel ownership operations were $516.3 million in the first nine months of the year, up $53.8 million, or 11.6% from the prior year. Strengthening demand was evident throughout the portfolio as both the leisure and business segments generated increased occupancy levels. In addition, the impact of SARS has passed and occupancies have improved considerably.

          Revenues from U.S. and International hotels were up 9.4% despite revenues lost from the sales of The Fairmont Kea Lani Maui and The Fairmont Glitter Bay in early July 2004. Virtually all other U.S. and International hotels reported double-digit revenue growth over 2003. Revenues generated by our Canadian properties increased 15.3% over 2003 due to the appreciation in the Canadian dollar and a strengthening in demand following the SARS crisis in 2003. When measured in local currency, revenues from our Canadian properties increased by about 11%.

          RevPAR at the Comparable Hotels increased 18.2% to $123.83 in 2004. Strong occupancy growth of 8.3 points at our U.S. and International properties was generated through significant increases in demand from the group business and tour group segments. At our Canadian hotels, foreign currency fluctuations helped to offset slightly lower ADR when measured in Canadian dollars.

          EBITDA from FHR’s hotel ownership operations of $123.7 million in 2004 was up $27.4 million, or 28.5%, from $96.3 million in 2003, despite the lost EBITDA from the two hotel sales in July 2004. Both our U.S. and International properties and Canadian properties generated significant EBITDA improvements over 2003.

          EBITDA margins of 24.0% are up 320 basis points over 2003 as the positive impact of higher occupancies on margins has been partially offset by increases in fixed costs such as insurance, property taxes and energy. In addition, ADR at the Canadian properties has dropped approximately 2% when measured in Canadian dollars, which has further compressed margins. Changes in ADR typically produce greater changes in EBITDA margin since there are no incremental costs associated with such a change.

          Improvements in EBITDA and EBITDA margins were also partially offset by increased general and administrative costs that are allocated to hotel ownership operations. These costs relate primarily to increased costs for public company regulatory requirements such as the certification requirements under the Sarbanes-Oxley Act.

Comparable Owned Hotels

	2004	2003	Variance
Worldwide
RevPAR	$123.83	$104.73	18.2%
ADR	192.50	182.65	5.4%
Occupancy	64.3%	57.3%	7.0 points
Canada
RevPAR	$125.19	$108.67	15.2%
ADR	180.95	171.20	5.7%
Occupancy	69.2%	63.5%	5.7 points
U.S. and International
RevPAR	$122.35	$100.50	21.7%
ADR	207.19	198.03	4.6%
Occupancy	59.1%	50.8%	8.3 points

Exclusions: The Fairmont Southampton; The Fairmont Copley Plaza Boston; The Fairmont Kea Lani Maui; The Fairmont Glitter Bay.

FAIRMONT HOTELS & RESORTS INC.

     Our equity investment in Legacy generated an equity loss of $0.8 million in 2004 compared to a loss of $4.2 million in 2003. Operating results from Legacy’s portfolio experienced a sharp rebound in the second and third quarters, however, these improvements were partially offset by first quarter equity losses that were magnified by the appreciation in the Canadian dollar.

Real Estate Activities

In 2004, we disposed of one block of land from our Coal Harbour site in Vancouver as well as one small block of land that was not part of our principal real estate holdings in Toronto or Vancouver. Total proceeds received for these lands were $15.4 million. In 2003, FHR disposed of a total of three blocks of land for proceeds of $30.8 million. Sales of vacation ownership interests generated $9.4 million in revenues. Real estate activities generated EBITDA of $8.2 million compared to $14.9 million in 2003.

Management Operations

Fairmont Hotels Inc. (“Fairmont”)

In the first nine months of 2004, revenues under management were $1,273 million, up $204 million or 19.1% from 2003. Improved operating results at the U.S. and International hotels, new management contracts, a return to more normal occupancy levels following the impact of SARS in 2003 and the appreciation in the Canadian dollar all contributed to this increase.

     Fairmont earned fee revenues of $40.2 million in the first nine months of 2004, a 20.4% improvement over 2003. This increase consists primarily of higher base management fees and is commensurate with the increase in revenues under management. Fee revenues included $16.4 million from our owned properties, up $2.3 million from 2003.

     Comparable Fairmont Managed Hotels

	2004	2003	Variance
Worldwide
RevPAR	$121.50	$106.30	14.3%
ADR	183.90	172.38	6.7%
Occupancy	66.1%	61.7%	4.4 points

Canada
RevPAR	$105.08	$90.12	16.6%
ADR	156.16	143.81	8.6%
Occupancy	67.3%	62.7%	4.6 points

U.S. and International
RevPAR	$138.10	$122.55	12.7%
ADR	212.99	202.01	5.4%
Occupancy	64.8%	60.7%	4.1 points

Exclusions: The Fairmont Southampton; The Fairmont Olympic Hotel, Seattle; The Fairmont Turnberry Isle Resort & Club, Miami.

For the Fairmont managed portfolio of Comparable Hotels, RevPAR increased 14.3% to $121.50. RevPAR at the U.S. and International properties was up 12.7% from 2003 due to strong occupancy growth from both leisure and business travel. RevPAR at the Canadian properties was up 16.6% primarily due to the rebound from the effect of SARS on occupancy levels in 2003 as well as the impact of foreign exchange rate fluctuations. When measured in Canadian dollars, RevPAR at the Canadian properties was up about 9% from 2003.

     Fairmont generated EBITDA of $23.4 million in the first nine months of 2004, up 17.6% from 2003. EBITDA margin decreased to 58.2% from 59.6% in 2003. The improvement from increased fee revenues was partially offset by increased administrative costs. The appreciation in the Canadian dollar also reduced EBITDA and EBITDA margin as virtually all of Fairmont’s operating expenses are incurred in Canadian dollars.

Delta Hotels Limited (“Delta”)

Revenues under management were $278 million, a 15.8% increase from 2003, while management fee revenues were $9.6 million versus $8.7 million in 2003. The increase in management fees is not consistent with the increase in revenues under management due to the receipt of a payout resulting from the termination of a franchise agreement in 2004 and a one-time payout in 2003 resulting from a settlement of the early termination of two management contacts in 2000 and 2001. Excluding these amounts,

2004 THIRD QUARTER REPORT

Management’s Discussion and Analysis (cont’d)

     Comparable Delta Managed Hotels

	2004	2003	Variance
RevPAR	$65.04	$55.31	17.6%
ADR	97.67	91.43	6.8%
Occupancy	66.6%	60.5%	6.1 points

Exclusions: none

management fees have increased more than revenues under management due to higher incentive fee income.

RevPAR at Delta’s Comparable Hotels increased 17.6% over 2003 due to occupancy returning to more normal levels combined with the appreciation of the Canadian dollar. When measured in Canadian dollars, RevPAR was up approximately 9% over 2003.

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties. In the first nine months of 2004, we recognized a $0.4 million deficit on these programs.

Amortization

Amortization expense was $54.3 million in 2004 compared to $51.0 million in 2003. This increase was consistent with higher levels of capital spending, the acquisition of The Fairmont Copley Plaza Boston in February 2003 and the appreciation of the Canadian dollar, offset by the sale of the two hotels in July 2004.

Interest Expense, Net

Net interest expense of $25.7 million was up from $23.1 million in 2003. This increase was due in part to foreign currency fluctuations, additional interest expense from the full period inclusion of $65 million in debt assumed on the acquisition of The Fairmont Copley Plaza Boston in February 2003 as well as higher borrowings during the first half of 2004. This was partially offset from the reduction in debt relating to the sales of The Fairmont Kea Lani Maui and The Fairmont Glitter Bay.

Gains on Sales of Investments and Hotel Assets

On September 13, 2004, the Company sold 12,000,000 units of Legacy, resulting in a $27.6 million gain.

     In July 2004, the Company completed the sale of two of its real estate interests in hotel properties. The sale of The Fairmont Kea Lani Maui generated a pre-tax gain of $108.7 million, and The Fairmont Glitter Bay sale netted a $7.9 million gain.

Income Tax Expense (Recovery)

Income tax expense for 2004 was $64.1 million versus a recovery of $5.8 million in 2003 when a favorable settlement reduced income tax expense by $24.4 million. The 2004 expense includes approximately $41 million of taxes applicable to the gain on sale of The Fairmont Kea Lani Maui. Our effective tax rate for the period was 28.6%.

Foreign Exchange

	Three Months	Nine Months
Impact of Canadian Dollar	Ended	Ended
Appreciation in 2004	Sept. 30, 2004	Sept. 30, 2004
Operating revenues	$5.4	$14.4

EBITDA	$1.8	$2.5
Interest	—	(0.2)
Amortization	(0.4)	(1.7)
Income taxes	0.3	—

Net income impact	$1.7	$0.6

EPS impact	$0.02	$0.01

     Average Canadian dollar exchange rates in the third quarter and first nine months of 2004 were approximately 5.5% and 7% higher, respectively, than the same periods in 2003. As it is not possible to accurately determine the impact that foreign exchange fluctuations have on business levels, if any, such impact has been excluded from the analysis above.

FAIRMONT HOTELS & RESORTS INC.

Liquidity and Capital Resources

     Capitalization

	September 30		December 31
(in millions)	2004		2003
Cash	$167.8		$31.7

Current debt	$4.0		$117.8
Long-term debt	365.1		539.8

	369.1		657.6

Shareholders’ equity
convertible notes(1)	19.2		19.2
common share equity(2)	1,644.3		1,526.7

	1,663.5		1,545.9

Total capitalization	$2,032.6		$2,203.5

Debt to total capitalization ratio	18.2%		29.8%
Debt to total asset ratio	15.3%		26.3%
Interest coverage(3)	10.1	x	5.2	x

(1)	Amount of $270 million convertible notes related to conversion feature.

(2)	Includes contributed surplus, treasury stock, foreign currency translation adjustments and retained earnings.

(3)	Calculated as 12-months trailing EBITDA divided by annual interest payments on debts outstanding at the end of period.

     Our consolidated net borrowing position improved to $201.3 million at September 30, 2004 from $625.9 million at the beginning of the year. The increase in cash balances and reduction to long-term debt at quarter-end was due primarily to the sale of the two properties in July 2004 as well as the sale of the Legacy units in September 2004. The increase in interest coverage relates primarily to the reduction in debt.

Cash Flows

     Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(millions of dollars)	2004	2003	2004	2003
Inflows
Funds generated from operations	$3.1	$26.1	$91.7	$105.6
Change in working capital	52.0	15.1	15.7	(19.5)

Cash generated from operations	55.1	41.2	107.4	86.1
Sales of investments and hotel assets	443.6	—	443.6	—
Other	0.1	—	9.0	6.0

Total inflows	498.8	41.2	560.0	92.1

Outflows
Additions to property and equipment	(14.2)	(19.9)	(58.2)	(55.5)
Investments in partnerships and corporations	(1.9)	—	(4.9)	(0.7)
(Repurchase) issuance of common shares, net	(46.1)	0.5	(50.9)	(16.2)
Dividends paid	(3.2)	(2.4)	(6.4)	(4.8)
Other	—	(26.8)	(7.0)	(28.3)

Total outflows	(65.4)	(48.6)	(127.4)	(105.5)

Net borrowing (repayment) of debt	(313.9)	7.1	(296.8)	10.3

Effect of exchange rates on cash balances	0.5	—	0.3	3.5

Increase (decrease) in cash	$120.0	$(0.3)	$136.1	$0.4

2004 THIRD QUARTER REPORT

Management’s Discussion and Analysis (cont’d)

Cash generated by operations totaled $55.1 million for the third quarter of 2004 and $107.4 million for the period ended September 30, 2004, representing improvements of $13.9 and $21.3 million, respectively. These improvements were achieved despite a large decline in cash generated by real estate activities. In the period ended September 30, 2004, real estate activities generated approximately $8 million of cash compared to approximately $22 million in 2003, when three blocks of land were sold.

     Major 2004 Capital Projects

The Fairmont Chateau Lake Louise	Construction of a 18,000 square foot meeting facility and 81 new guestrooms

The Fairmont Copley Plaza Boston	Creation of a Fairmont Gold lounge
Guestroom renovations (remaining one-third of hotel)
Upgrades to public areas

     As expected, accounts receivable balances at September 30, 2004 were up considerably over year-end due to the seasonality of our business. Receivable balances at year-end are typically from revenues earned in the fourth quarter, our lowest earnings period. The prepaid expenses and other account decreased from year-end due to the repayment by Legacy of a loan. Otherwise, all other working capital balances are consistent with December 31, 2003.

     Net expenditures on profit-enhancing and upgrade capital expenditures totaled $14.2 million in the third quarter, down $5.7 million from 2003. For the nine-month period ended September 30, 2004, we have spent a total of $58.2 million on profit-enhancing and upgrade capital. These expenditures were principally directed to upgrade capital and profit-enhancing projects at The Fairmont Chateau Lake Louise and The Fairmont Copley Plaza Boston. Capital expenditure amounts do not include costs related to the repairs in Bermuda as such costs were covered by insurance.

     For the remainder of 2004, we expect spending on upgrade capital and profit-enhancing projects to be in the range of $17 – $23 million, which will likely be funded through cash generated from operating activities. We do not anticipate any other major profit-enhancing projects before 2005.

     In October 2004, we obtained regulatory approval to purchase for cancellation up to approximately 10% of our common shares. Under the previous issuer bid which ended on October 7, 2004, we have repurchased in the nine months ended September 30, 2004 1,946,300 shares under this program at a total cost of $51.8 million. All purchases were made in the second and third quarters of 2004.

Liquidity

In March, we entered into a $400 million unsecured credit facility to replace the Cdn$453 million bank facility that would have expired in September 2004. The interest rate on the unsecured credit facility is floating based on market interest rates plus a spread.

     Contractual Obligations

	Payments Due by Period
(in millions)	Total	< 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$369.1	$4.0	$69.6	$7.2	$288.3
Operating leases	96.9	13.5	32.3	20.7	30.4
Purchase obligations	11.9	11.9	—	—	—
Other	81.4	9.6	29.4	12.0	30.4

Total	$559.3	$39.0	$131.3	$39.9	$349.1

     At September 30, 2004, our primary sources of contractual obligations consisted of property-specific mortgages and $270 million in convertible senior notes. At September 30, 2004, there were no outstanding loans on our $400 million unsecured credit facility. $69.3 million in letters of credit were issued against this facility. Additionally, Fairmont’s $100 million operating line was terminated during the third quarter.

FAIRMONT HOTELS & RESORTS INC.

     In July 2004, we repaid the $120.0 million mortgage that had been secured by The Fairmont Kea Lani Maui using proceeds received from the sale of this hotel. A portion of the funds received from this hotel was also used for the $70 million acquisition of the remaining 16.5% minority interest in Fairmont, as well as for the repurchase of shares.

     Contractual Commitments

	Commitment Expiration per Period
(in millions)	Total	< 1 Year	1–3 Years	4–5 Years	After 5 Years
Standby letters of credit(1)	$74.2	$74.2	—	—	—
Guarantees	12.0	12.0	—	—	—

Total	$86.2	$86.2	—	—	—

(1)	FHR typically issues letters of credit against its lines of credit.

Outstanding Common Share Data

	September 30	December 31
Shares Outstanding (in 000s)	2004	2003
Common shares	77,366.9	79,106.3
Potential issuance of common shares:
Options issued to directors and employees	3,513.4	3,587.8
Conversion of convertible senior notes (conversion price $37.73)	7,156.1	7,156.1

Non-GAAP Financial Measures

Operating Revenues

Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of operating revenues is different than the calculation used by other entities.

EBITDA

EBITDA is defined as earnings before interest, taxes and amortization. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations and uses it as the primary measurement of operating segment profit and loss. However, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“Canadian GAAP”). It is likely that FHR’s calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the consolidated statements of income as “operating income before undernoted items.”

Reconciliation of EBITDA to net income:

	Three Months Ended September 30		Nine Months Ended September 30
(millions of dollars)	2004	2003	2004	2003
EBITDA	$63.5	$46.9	$160.1	$132.5
Deduct:
Gain on sales of investments and hotel assets	(144.2)	—	(144.2)	—
Amortization	16.8	17.5	54.3	51.0
Interest expense, net	6.7	8.9	25.7	23.1
Income tax expense (recovery)	52.4	8.9	64.1	(5.8)

Net income	$131.8	$11.6	$160.2	$64.2

2004 THIRD QUARTER REPORT

Management’s Discussion and Analysis (cont’d)

Changes in Accounting Policies

Hedging Relationships

Effective January 1, 2004, we implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have a material impact on operations or financial statement presentation.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

Effective January 1, 2004, we are now following new accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. No changes to our financial statement presentation were required as we were already in full compliance with these new standards.

Pending Accounting Policy Changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the website of the Accounting Standards Board of Canada at www.acsbcanada.org.

Variable Interest Entities

New accounting guidelines will require us to identify Variable Interest Entities (“VIEs”) in which we have an interest, determine whether we are the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity in which:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.

     This guideline could result in the consolidation of managed hotels or investments currently accounted for using the equity method and the deconsolidation of any subsidiary where we determine that the Company is not the primary beneficiary.

     We originally anticipated implementing this guideline in the first quarter of 2004. However, due to the complexities and continually evolving guidance surrounding this guideline, we have delayed the implementation of this standard under Canadian GAAP until 2005. We have reduced our ownership interest in Legacy. As such, consolidation of our interest in Legacy will not be required under the VIE guidelines. We do not expect this guideline to have a material impact on our financial statement presentation.

FAIRMONT HOTELS & RESORTS INC.

Consolidated Balance Sheets

	September 30	December 31
(Stated in millions of U.S. dollars)	2004	2003
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$167.8	$31.7
Accounts receivable	94.2	64.1
Inventory	14.8	14.2
Prepaid expenses and other	15.5	24.6

	292.3	134.6
Investments in partnerships and corporations (note 6)	71.9	53.1
Investment in Legacy Hotels Real Estate Investment Trust (note 4)	70.8	105.9
Non-hotel real estate	97.6	95.1
Property and equipment (note 3)	1,409.7	1,656.2
Goodwill	160.3	132.0
Intangible assets	218.5	216.7
Other assets and deferred charges (note 6)	98.9	109.4

	$2,420.0	$2,503.0

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$123.1	$121.3
Taxes Payable	52.1	2.7
Dividends payable	—	3.2
Current portion of long-term debt (note 7)	4.0	117.8

	179.2	245.0
Long-term debt (note 3 and 5)	365.1	539.8
Other liabilities	91.3	91.4
Future income taxes	120.9	80.9

	756.5	957.1

Shareholders’ Equity (note 8)	1,663.5	1,545.9

	$2,420.0	$2,503.0

Consolidated Statements of Retained Earnings

	Three months ended September 30		Nine months ended September 30
(Stated in millions of U.S. dollars) (Unaudited)	2004	2003	2004	2003
Balance – Beginning of period	$101.1	$83.2	$78.1	$38.5
Net income	131.8	11.6	160.2	64.2

	232.9	94.8	238.3	102.7
Repurchase of common shares (note 8)	(18.2)	—	(20.4)	(5.5)
Dividends	—	—	(3.2)	(2.4)

Balance – End of period	$214.7	$94.8	$214.7	$94.8

2004 THIRD QUARTER REPORT

Consolidated Statements of Income

	Three months ended September 30		Nine months ended September 30
(Stated in millions of U.S. dollars, except per share amounts) (Unaudited)	2004	2003	2004	2003
Revenues
Hotel ownership operations	$180.3	$168.6	$516.3	$462.5
Management operations	12.0	10.6	33.1	27.8
Real estate activities	4.8	0.2	26.2	31.4

Operating revenues	197.1	179.4	575.6	521.7
Other revenues from managed and franchised properties	10.4	9.2	28.2	23.7

	207.5	188.6	603.8	545.4
Expenses
Hotel ownership operations	125.9	130.0	377.9	353.7
Management operations	7.5	4.7	20.4	15.7
Real estate activities	5.4	1.2	18.0	16.5

Operating expenses	138.8	135.9	416.3	385.9
Other expenses from managed and franchised properties	10.4	9.7	28.6	24.6

	149.2	145.6	444.9	410.5
Income (loss) from equity investments and other	5.2	3.9	1.2	(2.4)

Operating income before undernoted items	63.5	46.9	160.1	132.5
Amortization	16.8	17.5	54.3	51.0
Interest expense, net	6.7	8.9	25.7	23.1
Gain on sales of investments and hotel assets (notes 3 and 4)	(144.2)	—	(144.2)	—

Income before income tax expense	184.2	20.5	224.3	58.4

Income tax expense (recovery)
Current	44.5	2.5	50.0	9.0
Future	7.9	6.4	14.1	(14.8)

	52.4	8.9	64.1	(5.8)

Net income	$131.8	$11.6	$160.2	$64.2

Weighted average number of common shares outstanding (in millions) (note 8)
Basic	78.4	79.1	78.9	79.2
Diluted	79.3	79.9	79.7	80.0
Basic earnings per common share	$1.68	$0.15	$2.03	$0.81
Diluted earnings per common share	$1.66	$0.15	$2.01	$0.80

FAIRMONT HOTELS & RESORTS INC.

Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
(Stated in millions of U.S. dollars) (Unaudited)	2004	2003	2004	2003
Cash provided by (used in)
Operating activities
Net Income	$131.8	$11.6	$160.2	$64.2
Items not affecting cash
Amortization of property and equipment	16.0	16.9	52.1	49.1
Amortization of intangible assets	0.8	0.6	2.2	1.9
(Income) loss from equity investments and other	(5.2)	(3.9)	(1.2)	2.4
Future income taxes	7.9	6.4	14.1	(14.8)
Unrealized foreign exchange gain	(13.3)	—	(3.1)	—
Gain on sales of investments and hotel assets	(144.2)	—	(144.2)	—
Distributions from investments	4.2	—	4.2	4.4
Other	5.8	(2.8)	7.8	(9.0)
Changes in non-hotel real estate	(0.7)	(2.7)	(0.4)	7.4
Changes in non-cash working capital items (note 9)	52.0	15.1	15.7	(19.5)

	55.1	41.2	107.4	86.1

Investing activities
Additions to property and equipment	(14.2)	(19.9)	(58.2)	(55.5)
Acquisitions, net of cash acquired	–	—	–	6.0
Investments in partnerships and corporations	(1.9)	—	(4.9)	(0.7)
Sales of investments and hotel assets	443.6	—	443.6	—
Collection of loans receivable	0.1	—	9.0	—
Issuance of loans receivable	–	(26.8)	(7.0)	(28.3)

	427.6	(46.7)	382.5	(78.5)

Financing activities
Issuance of long-term debt	–	14.8	82.7	161.5
Repayment of long-term debt	(313.9)	(7.7)	(379.5)	(151.2)
Issuance of common shares	0.3	0.5	0.9	0.6
Repurchase of common shares	(46.4)	—	(51.8)	(16.8)
Dividends paid	(3.2)	(2.4)	(6.4)	(4.8)

	(363.2)	5.2	(354.1)	(10.7)

Effect of exchange rate changes on cash	0.5	—	0.3	3.5

Increase (decrease) in cash	120.0	(0.3)	136.1	0.4
Cash and cash equivalents – beginning of period	47.8	49.7	31.7	49.0

Cash and cash equivalents – end of period	$167.8	$49.4	$167.8	$49.4

2004 THIRD QUARTER REPORT

Notes to Consolidated Financial Statements

(Stated in millions of U.S. dollars) (Unaudited)

Note 1.

Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for over 116 years and currently manages properties principally under the Fairmont and Delta brands. At September 30, 2004, FHR managed or franchised 82 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. (“Fairmont”), which at September 30, 2004, managed 44 properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at September 30, 2004.

     In addition to hotel and resort management, as at September 30, 2004, FHR had hotel ownership interests ranging from approximately 15% to 100% in 22 properties, located in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

     Results for the three and nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year.

Note 2.

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below.

Hedging Relationships

Effective January 1, 2004, FHR implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have an impact on the Company’s financial statements.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

The Canadian Institute of Chartered Accountants has issued new accounting standards surrounding GAAP and financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP and are effective for years beginning January 1, 2004. No changes to accounting principles or financial statement presentation were required.

Assets Held for Sale

Long-lived assets are classified as held for sale when specific GAAP criteria are met. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. Assets classified as held for sale and liabilities related to these assets are reported separately on the balance sheet. A component of FHR that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from ongoing operations as a result of the sale and FHR will not have a significant continuing involvement in the operations of the component after the sale.

Note 3.

On July 15, 2004, FHR finalized the sale of The Fairmont Kea Lani Maui for cash proceeds of $355.4. The mortgage of $120.0 on this property was repaid. FHR recognized a gain on the sale of $67.8, net of income taxes of $41.0. The resort will continue to be managed by Fairmont under a long-term management contract.

     On July 9, 2004, FHR finalized the sale of The Fairmont Glitter Bay for cash proceeds of approximately $31.7. The mortgage of $5.2 on this property was repaid. FHR recognized a non-taxable gain on the sale of $7.9. The resort will continue to be managed by Fairmont under a long-term management contract.

FAIRMONT HOTELS & RESORTS INC.

Note 4.

On September 13, 2004, FHR sold 12,000,000 units of Legacy for approximately $63.0 in cash and recognized a gain of $27.6. The sale decreases FHR’s investment in Legacy to 23.7% from approximately 35%. As at September 30, 2004, FHR owned 24,639,143 units of Legacy.

Note 5.

In March 2004, FHR entered into a new $400.0 unsecured credit facility due March 2007. The interest rate is floating and is calculated based on the borrower’s choice of prime rate, bankers acceptance or LIBOR plus a spread.

Note 6.

In April 2004, FHR finalized an agreement to invest $15.6 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method due to significant influence and through contractual arrangements. In the second quarter, $15.6 was reclassified from “Other assets and deferred charges” to “Investments in partnerships and corporations.”

Note 7.

On August 23, 2004, FHR purchased the remaining 16.5% of outstanding shares of Fairmont from Maritz, Wolff & Co. for approximately $70.0 in cash. FHR now owns 100% of Fairmont. The company had already been consolidating 100% of Fairmont, by previously having recorded an obligation of $69.0 representing the minimum amount a minority shareholder was entitled to receive under a put option. During the third quarter, FHR increased its previously reported goodwill and future income tax balances by $16.7. As a result of this transaction, current portion of long-term debt decreased by $69.0.

Note 8. Shareholders’ equity

	September 30	December 31
	2004	2003
Common shares	$1,175.9	$1,202.2
Other equity	19.2	19.2
Treasury stock	(4.2)	—
Contributed surplus	142.3	142.3
Foreign currency translation adjustments	115.6	104.1
Retained earnings	214.7	78.1

	$1,663.5	$1,545.9

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended September 30		Nine months ended September 30
(in millions)	2004	2003	2004	2003
Weighted-average number of common shares outstanding – basic	78.4	79.1	78.9	79.2
Stock options	0.9	0.8	0.8	0.8

Weighted-average number of common shares outstanding – diluted	79.3	79.9	79.7	80.0

Effective October 2004, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR’s discretion. Under the previous issuer bid which ended on October 7, 2004, during the nine months ended September 30, 2004, FHR repurchased 1,946,300 shares (1,737,900 during the third quarter). Total consideration relating to the repurchase amounted to $51.8 ($46.4 for the third quarter), of which $27.2 was charged to common shares, $20.4 was charged to retained earnings, and $4.2 to treasury stock. Of the 1,946,300 shares, 150,000 shares were classified as treasury stock as they were repurchased prior to September 30, 2004 and cancelled on October 1, 2004. During the nine months ended September 30, 2004, FHR issued 48,939 shares (10,371 shares for the third quarter) pursuant to the Key Employee Stock Option Plan of which $0.9 was credited to common shares ($0.3 for the third quarter) for proceeds from options exercised. At September 30, 2004, 77,366,916 common shares were outstanding (2003 –79,080,159).

2004 THIRD QUARTER REPORT

Notes to Consolidated Financial Statements (cont’d)

     During the nine months ended September 30, 2004, 10,000 stock options were granted (nil in the third quarter). Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Reported net income	$131.8	$11.6	$160.2	$64.2
Net income assuming fair value method used	$131.7	$11.4	$159.9	$63.3
Basic earnings per share	$1.68	$0.14	$2.03	$0.80
Diluted earnings per share	$1.66	$0.14	$2.01	$0.79

Note 9. Changes in non-cash working capital

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Decrease (increase) in current assets
Accounts receivable	$(5.9)	$10.8	$(31.1)	$0.9
Inventory	0.1	0.8	(1.2)	0.3
Prepaid expenses and other	6.6	9.1	(1.3)	(0.9)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	2.9	(6.1)	—	(17.3)
Taxes payable	48.3	0.5	49.3	(2.5)

	$52.0	$15.1	$15.7	$(19.5)

Note 10. Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 22 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

     The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, income taxes and amortization. EBITDA includes income from investments and other. Amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

FAIRMONT HOTELS & RESORTS INC.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

Three months ended September 30, 2004

	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$180.3	$—	$4.8	$14.1	$3.5	$(5.6)	$197.1
Other revenues from managed and franchised properties	—	—	—	8.2	2.2	—	10.4

							207.5
Income (loss) from equity investments and other	1.5	3.7	—	—	—	—	5.2
EBITDA(b)	50.3	3.7	(0.6)	8.2	1.9	—	63.5
Total assets(c)	2,028.1	70.8	99.1	340.0	77.1	(195.1)	2,420.0
Capital expenditures	12.0	—	—	2.2	—	—	14.2

Three months ended September 30, 2003

	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$168.6	$—	$0.2	$12.5	$3.0	$(4.9)	$179.4
Other revenues from managed and franchised properties	—	—	—	7.0	2.2	—	9.2

							188.6
Income (loss) from equity investments and other	1.3	2.6	—	—	—		3.9
EBITDA(b)	35.0	2.6	(1.0)	8.6	2.2	(0.5)	46.9
Total assets(c)	2,121.6	105.5	100.2	351.5	73.1	(269.2)	2,482.7
Capital expenditures	19.3	—	—	0.6	—	—	19.9

2004 THIRD QUARTER REPORT

Notes to Consolidated Financial Statements (cont’d)

Nine months ended September 30, 2004

	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$516.3	$—	$26.2	$40.2	$9.6	$(16.7)	$575.6
Other revenues from managed and franchised properties	—	—	—	20.9	7.3	—	28.2

							603.8
Income (loss) from equity investments and other	2.0	(0.8)	—	—	—	—	1.2
EBITDA(b)	123.7	(0.8)	8.2	23.4	6.0	(0.4)	160.1
Total assets(c)	2,028.1	70.8	99.1	340.0	77.1	(195.1)	2,420.0
Capital expenditures	55.5	—	—	2.7	—	—	58.2

Nine months ended September 30, 2003

	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total
Operating revenues	$462.5	$—	$31.4	$33.4	$8.7	$(14.3)	$521.7
Other revenues from managed and franchised properties	—	—	—	17.6	6.1	—	23.7

							545.4
Income (loss) from equity investments and other	1.8	(4.2)	—	—	—	—	(2.4)
EBITDA(b)	96.3	(4.2)	14.9	19.9	6.5	(0.9)	132.5
Total assets(c)	2,121.6	105.5	100.2	351.5	73.1	(269.2)	2,482.7
Capital expenditures	54.3	—	—	1.2	—	—	55.5

(a) Revenues represent management fees that are charged by Fairmont of $5.5 (2003 – $4.8) and $16.4(2003-$14.1) for the three and nine months ended September 30, 2004 respectively, and Delta of $0.1 (2003 – $0.1) and $0.3 (2003-$0.2) for the three and nine months ended September 30, 2004 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b) The following costs are not allocated to the individual segments in evaluating net income:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Amortization	$16.8	$17.5	$54.3	$51.0
Interest expense, net	6.7	8.9	25.7	23.1
Income tax expense (recovery)	52.4	8.9	64.1	(5.8)
Gain on sales of investments and hotel assets	(144.2)	—	(144.2)	—

(c) Hotel ownership assets include $69.6 (2003 – $51.2) of investments accounted for using the equity method.

FAIRMONT HOTELS & RESORTS INC.

Note 11.

As required under the terms and conditions of the 3.75% convertible senior notes due 2023, the debt and the common shares issuable upon conversion of the shares were registered on Form F-10 with the United States Securities and Exchange Commission on April 6, 2004.

Note 12.

At September 30, 2004, FHR has a payable to Legacy of $5.0 in connection with various management contracts, and reciprocal loan agreements with Legacy for $86.6. A subsidiary of FHR has a 25% participation amounting to $10.6 in the first mortgage on The Fairmont Olympic Hotel, Seattle.

Note 13.

FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended September 30		Nine months ended September 30
(in millions)	2004	2003	2004	2003
Pension	$(0.1)	$1.1	$0.9	$1.3
Other post-employment benefits	0.1	—	0.2	—

	$—	$1.1	$1.1	$1.3

2004 THIRD QUARTER REPORT

Shareholder Information

Executive Office
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7
Telephone: 416.874.2600
Fax: 416.874.2601

Investor Relations
Emma Thompson
Executive Director Investor Relations
Toll-free: 866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmont.com

Stock Exchange Listings
Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

Hotel Reservations
Fairmont Hotels & Resorts
Toll-free: 800.441.1414
Website: www.fairmont.com
Delta Hotels
Toll-free: 800.268.1133
Website: www.deltahotels.com

Transfer Agent and Registrar
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Toll-free: 800.340.5017
Telephone: 514.982.7800
Email: caregistryinfo@computershare.com

For further information on
Legacy Hotels Real Estate Investment Trust
Toronto Stock Exchange symbol: LGY.UN
Toll-free: 866.627.0641
Website: www.legacyhotels.com

FAIRMONT HOTELS & RESORTS INC.

www.fairmont.com